082-34952

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 205[redacted]
USA

07027805

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

SEC MAIL PROCESSING
RECEIVED
NOV 01 2007
WASH. D.C. 186 SECTION

Date 26/10/2007

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited	
ABN: 44 117 733 463	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Edward Wills
Date of last notice	4 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note Provide details of the circumstances giving rise to the relevant interest	Billsale Pty Limited – A Private Family Company
Date of change	23 October 2007
No. of securities held prior to change	20,241 shares
Class	Ordinary fully paid shares
Number acquired	228
Number disposed	0
Value/Consideration Note If consideration is non-cash, provide details and estimated valuation	$2.48
No. of securities held after change	20,469 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 26 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan Tomlinson
Date of last notice	4 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	N/A
Date of change	23 October 2007
No. of securities held prior to change	42,703 shares
Class	Ordinary fully paid shares
Number acquired	482
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.48
No. of securities held after change	43,185 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 26 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity: Dyno Nobel Limited
ARSN: 126 167 459

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Muir
Date of last notice	7 August 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23 October 2007
No. of securities held prior to change	(a) 300,000 Dyno Nobel SPS (DYN) (b) 42,194 Dyno Nobel Limited (DXL) Ordinary Shares
Class	(a) Step-Up Preference Securities (SPS) (b) Ordinary fully paid shares
Number acquired	476 Ordinary fully paid shares
Number disposed	0
Value/Consideration Note If consideration is non-cash, provide details and estimated valuation	$2.48

+ See chapter 19 for defined terms.

No. of securities held after change	(a) 300,000 Dyno Nobel SPS (b) 42,670 Dyno Nobel Limited (DXL) Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 26 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Ian Richards
Date of last notice	4 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note Provide details of the circumstances giving rise to the relevant interest	N/A
Date of change	23 October 2007
No. of securities held prior to change	Of the total 3,853,138 fully paid ordinary shares held: 356,226 fully paid ordinary shares are held under the Peter Richards Superannuation Fund. 3,496,912 are held by Peter Richards. 5,000,000 options issued under the Company's Executive Share Option Plan.
Class	Ordinary fully paid shares
Number acquired	42,382 shares
Number disposed	0

+ See chapter 19 for defined terms.

Value/Consideration Note If consideration is non-cash, provide details and estimated valuation	$2.48
No. of securities held after change	Of the total 3,895,520 fully paid ordinary shares held: 359,126 fully paid ordinary shares are held under the Peter Richards Superannuation Fund. 3,536,394 are held by Peter Richards. 5,000,000 options issued under the Company's Executive Share Option Plan.
Nature of change Example on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 26 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rodney Harold Keller
Date of last notice	4 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note Provide details of the circumstances giving rise to the relevant interest	N/A
Date of change	23 October 2007
No. of securities held prior to change	21,351 shares
Class	Ordinary fully paid shares
Number acquired	241
Number disposed	0
Value/Consideration Note If consideration is non-cash, provide details and estimated valuation	$2.48
No. of securities held after change	21,592 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 26 October 2007

+ See chapter 19 for defined terms.

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 01 2007
WASH, D.C.
186

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 23/10/2007

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

23 October 2007

Dyno Nobel Limited
ACN 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DIVIDEND PAYMENT AND DRP ALLOTMENT

The Company advises that payment of the dividend of 2.8 cents per fully paid ordinary share, 40% franked, has been made today.

In addition, in accordance with the Company's Dividend Reinvestment Plan (**DRP**) the Company has today issued 3,703,503 fully paid ordinary shares to those shareholders participating in full or in part in the DRP. Shareholder participants in the DRP represent 42.25% of the total issued capital prior to the allotment. The issue price of shares issued to shareholder participants under the DRP is A$2.48 per share.

An Appendix 3B regarding the above share issues, is attached.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Dyno Nobel Limited

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,703,503
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Dividend Reinvestment Plan - allotment of 3,703,503 fully paid ordinary shares to 3568 shareholders participating in the DRP at the record date of 4 September 2007 for entitlement to the dividend payable on 23 October 2007.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Shares issued to shareholders participating in the DRP – $2.48 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	820,000,840	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,058,333 4,202,503 170,000	DXLAI Options DXLAK Options Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note Security holders must be told how their entitlements are to be dealt with Cross reference, rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Lyall-Anderson

Sign here: .... Date: 23 October 2007
Company Secretary

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.

Dyno Nobel Limited
ACN 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

23 October 2007

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Permanent Investment Management Limited, as responsible entity of the Dyno Nobel SPS Trust, notes the release of an announcement by Dyno Nobel Limited earlier today regarding the Dyno Nobel Limited (DXL) Dividend Reinvestment Plan.

A copy of that announcement is set out below.

RE: DIVIDEND PAYMENT AND DRP ALLOTMENT

The Company advises that payment of the dividend of 2.8 cents per fully paid ordinary share, 40% franked, has been made today.

In addition, in accordance with the Company's Dividend Reinvestment Plan (**DRP**) the Company has today issued 3,703,503 fully paid ordinary shares to those shareholders participating in full or in part in the DRP. Shareholder participants in the DRP represent 42.25% of the total issued capital prior to the allotment. The issue price of shares issued to shareholder participants under the DRP is A$2.48 per share.

An Appendix 3B regarding the above share issues, is attached.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Dyno Nobel Limited

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,703,503
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Dividend Reinvestment Plan - allotment of 3,703,503 fully paid ordinary shares to 3568 shareholders participating in the DRP at the record date of 4 September 2007 for entitlement to the dividend payable on 23 October 2007.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Shares issued to shareholders participating in the DRP – $2.48 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	820,000,840	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,058,333 4,202,503 170,000	DXLAI Options DXLAK Options Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 October 2007
Company Secretary

Print name: .JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 22/10/2007

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(i) Fully paid ordinary shares (ii) Options to subscribe for fully paid ordinary shares (Options) issued under the Dyno Nobel Limited Executive Share Option Plan (ESOP).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(i) 63,434 fully paid ordinary shares (ii) 170,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(i) The fully paid ordinary shares rank equally in all respects with existing fully paid ordinary shares (ii) Exercise Price: $2.40 Expiry Date: 1 June 2010 Subject to service and performance vesting conditions.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(i) Yes (ii) Not Applicable
5	Issue price or consideration	(i) $2.5357 per share (ii) Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(i) Issue of shares under the Dyno Nobel Employee Share Plan. (ii) Issued under the terms and conditions of the Dyno Nobel Limited ESOP.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	816,297,337	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,058,333	DXLAI Options
		4,202,503	DXLAK Options
		170,000	Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable
19	Closing date for receipt of acceptances or renunciations	Not Applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
Company Secretary

Date: 22 October 2007

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.

END